WISDOMTREE TRUST

October 1, 2008

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-0504

Attention: Mr. Christian Sandoe

VIA EDGAR AND OVERNIGHT MAIL

Re:	Registrant:	WisdomTree Trust (the “Trust”)
	File Nos.:	333-132380 and 811-21864

WisdomTree DEFA Hedged Fund WisdomTree Emerging Markets Hedged Fund

Dear Mr. Sandoe:

This letter responds to the additional comment of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on September 25, 2008 regarding the Trust’s registration statement on Form N-1A, which was filed with the Commission on July 22, 2008 (the “Registration Statement”). For your convenience, we have summarized the comment below, followed by the Trust’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Trust in the Registration Statement.

1.	Comment. Please confirm that WisdomTree Indexes described in the Registration Statement do not include derivatives and do not include “estimates” of return. Please revise the description of the WisdomTree Indexes in the Registration Statement accordingly.

Response. WisdomTree hereby confirms that the WisdomTree Indexes described in the Registration Statement do not include derivatives and do not include “estimates” of return. A revised description of the WisdomTree DEFA Hedged Index (in relevant part) is set forth below. The description of the WisdomTree Emerging Markets Hedged Index is substantially similar.

“The WisdomTree Dividend Index of Europe, Far East Asia and Australasia (“DEFA”) is an index of dividend-paying companies in developed markets outside of the U.S. and Canada that meet certain liquidity and other requirements. For U.S. investors, international equity investments include two components of return. The first is the return attributable to stock prices in the non-U.S. market or markets in which an investment is made. The second is the return attributable to the value of non-U.S. currencies in these markets relative to the U.S. dollar. The WisdomTree DEFA Hedged Index is designed to provide exposure to non-U.S. equity securities while at the same time minimizing exposure to fluctuations between the value of the U.S. dollar and non-U.S. currencies. To be included in the WisdomTree DEFA Hedged Index, companies must be incorporated in one of 16 developed-market European countries (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom), Japan, Hong Kong, Singapore, Australia, or New Zealand, and must be listed on a major securities exchange in one of those countries…. The Index minimizes the impact of currency fluctuations by applying a published WM/Reuters 1-month forward rate to the total exposure of the Index to each non-U.S. market and currency….”

In connection with the above-referenced filing, we acknowledge that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at (917)267-3721 or Robert J. Borzone, Jr. of Ropes & Gray LLP at (212)596-9017.

Very truly yours,

/s/ Richard F. Morris

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